September 5, 2024

Jean-Marc Gilson
President and Chief Executive Officer
Westlake Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

       Re: Westlake Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed March 29, 2024
           File No. 001-32260
Dear Jean-Marc Gilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program